ASSET SALE AGREEMENT
Date:                    March 3, 1997
Parties:  "Sellers" -    Pizza Hut of America, Inc.
                         Pizza Huts of BrazosValley, Inc.
                         Pizza Management, Inc.
                         A&M Food Services, Inc.
                         Pizza Hut of San Diego, Inc.
                         Hoosier Pizza Hut Co.
                         North Gate Pizza Hut, Inc.
          "PHI"-         Pizza Hut, Inc.
                         9111 East Douglas
                         P.O. Box 428
                         Wichita, Kansas 67201

          "Buyers" -     NPC International, Inc. ("NPC"), NPC
                         Restaurants LP ("Partnership") and NPC
                         Management, Inc. ("Management")

Recital: The Sellers own or lease a variety of real and personal property that they use in the operations of 126 Pizza Hut restaurants (the "Restaurants") as such Restaurants are described on Schedule 1.1. The Sellers are willing to sell, lease, assign or sublease the assets relating to those restaurants to the Buyers as provided in this Asset Sale Agreement (the "Agreement"). PHI is willing to grant to Management a franchise agreement allowing the Buyers to continue to operate those restaurants as "Pizza Hut" restaurants. The Buyers have inspected each of the operating restaurants and desire to acquire them "AS IS", on the terms and conditions set forth in this Agreement.

AGREEMENT: In consideration of the mutual promises set forth in this Agreement, the Sellers, PHI and the Buyers agree as follows:

    1. Transfer of Business. Subject to the terms and conditions of this Agreement, the following sale will take place:

         1.1 Conveyance. The appropriate Sellers will each convey to the NPC and Partnership all of their respective interest in the following types of personal property (the "Assets") relating to the Pizza Hut restaurant business being conducted at the Restaurants (the "Restaurants") listed on
Schedule 1.1:
          (a) All furniture, fixtures and equipment (including computer hardware owned by the Sellers) located in the Restaurants, except as provided in Section 1.2, below;
          (b)  Any prepaid rents, utility deposits and
    miscellaneous deposits with respect to the Assumed Liabilities (as defined) relating to the Restaurants;
          (c) All uniforms, menus, dishes, glassware, utensils and other smallwares located in the Restaurants;
          (d) All useable inventories of food ingredients, supplies, paper products and other consumables in the Restaurants, as well as a change fund for each of the Restaurants in an amount and in denominations adequate to do business at the Restaurant on the morning of the Closing Date (as defined in Section 7); and

          (e) All liquor and other licenses relating to the Restaurants, to the extent those licenses are transferable.

     1.2 Excluded Equipment. The Assets do not include the following:

          (a)  Leased Equipment.   The equipment listed in
     Schedule 1.2, is leased by the Sellers (the "Leased Equipment"). Sellers will assign to the Buyers, and the Buyers will assume, the leases (the "Equipment Leases") on the Leased Equipment, to the extent such Equipment Leases are not "Excluded Liabilities" as provided in Section 1.8.

          (b) FMS/SUS System. If any of the Restaurants contain PHI's proprietary SUS software and the related FMS software (the "SUS/FMS Software"), then the SUS/FMS Software will remain the property of the Sellers. The Buyers will replace the SUS/FMS Software with its own software during a one-year period (the "Roll Out Period") from the applicable Closing. The relevant Buyer shall have a non-exclusive license to use the SUS/FMS Software free of charge during the Roll Out Period pending the installation in the applicable Restaurant of Buyers' software, and the Sellers agree to provide maintenance and support for the SUS/FMS Software used by the Buyers during the Roll Out Period. The parties will coordinate and use their reasonable best efforts to assist each other in removing the Sellers' SUS/FMS Software and installing the Buyers' software during the Roll Out Period. The Buyers may not disconnect, deinstall, move or tamper with the SUS/FMS Software before the removal of the SUS/FMS Software from the Restaurants.

          (c) Norand System. If any of the Restaurants contain PHI's proprietary software (the "Norand Software") used in connection with the Norand cash registers and computer equipment, then the Norand Software will remain the property of the Sellers. The Buyers will replace the Norand Software with its own software during the applicable Roll Out Period. The relevant Buyer shall have an non-exclusive license to use the Norand Software free of charge during the Roll Out Period pending the installation in the applicable Restaurant of Buyers' software, and the Sellers agree to provide maintenance and support for the Norand Software used by the Buyers during the Roll Out Period. The parties will coordinate and use their reasonable best efforts to assist each other in removing the Sellers' Norand Software and installing the Buyers' software during the Roll Out Period. The Buyers may not disconnect, deinstall, move or tamper with the Norand Software before the removal of the Norand Software from the Restaurants.

          (d) Any personal property relating to any individual Restaurant which has been disposed of prior to the Closing in the ordinary course of business consistent with the past operations of such Restaurant, subject to the provisions of
     Section 4.1 regarding the replacement of such assets.

    1.3  Real Property.

          (a) Owned Real Properties. Sellers own the parcels of real estate listed in Schedule 1.3(a) and the buildings and premises located thereon (the "Owned Real Properties").
     The appropriate Seller will lease to the appropriate Buyer the Owned Real Properties on the terms set forth in the lease (the "Lease") in substantially the form of Exhibit "A" attached hereto.
     (b) Leased Real Properties. Sellers lease from unrelated third parties the parcels of real estate listed in Schedule 1.3(b) (the "Leased Real Properties"). Sellers will use reasonable, good-faith efforts to obtain prior to the
     Closing:

                    (i)  from each landlord from whom consent to
                         an assignment to Buyer is required, a
                         consent to that assignment (it being
                         understood that Sellers will use
                         reasonable, good faith efforts, for a
                         60day period after the Closing, to
                         continue to obtain any such assignments
                         not obtained prior to the Closing); and

                    (ii) from each landlord an estoppel
                         certificate showing substantially the
                         information shown on Schedule
                         1.3(b)(ii).

     With respect to the leases for the Leased Real Properties (the "Real Property Leases") which have terms expiring prior to December 31, 1998 and which have no renewal options thereafter, PHI agrees to use all reasonable efforts to obtain prior to the Closing two five year renewal options for such leases at rates reasonably acceptable to the Buyers. Sellers and PHI need not pay any consideration to obtain such renewal options, the consent to assignment or the estoppel certificate. If any required consent to an assignment cannot be obtained, Sellers may, at their option, either sublease the affected property to the Buyers or assign the lease without consent; in either event, Sellers will indemnify Buyers (using a mutually agreeable form of indemnity) against claims by the respective landlord arising out of the sublease/assignment without consent.

     1.4 Licenses. The Buyers understand they need various licenses and permits (including alcoholic beverage licenses) to conduct the business following Closing, and that some or all of the licenses are nontransferable. Neither this Agreement nor the Closing will in any way be conditioned upon or subject to the Buyers' ability to obtain any required license or permit, including alcoholic beverage licenses. Except as provided below, Sellers will remove all nontransferable licenses from the Restaurants on the Closing Date.

If the Buyers request the temporary use of any of the nontransferable licenses until the Buyers obtain their own licenses, the Sellers will allow that use, but only if each of the following conditions is (in Sellers' opinion) satisfied:

          (a)  Sellers have no other use for the licenses;

          (b) The Buyers demonstrate to Sellers' continuing satisfaction that the Buyers are diligently and in good faith trying to obtain the appropriate licenses for each Restaurant;

          (c) The use of Sellers' licenses by the Buyers on an interim basis is legally permissible and poses no liability or other risk to Sellers that Sellers (in their sole discretion) consider unacceptable; and

         (d)  The Buyers agree in writing, in form acceptable to
     Sellers:

               (i) to indemnify Sellers against all claims, losses, liability (including fines), expenses (including reasonable attorneys' fees), or damages that Sellers suffer as a result of Buyer's use of the licenses;

               (ii) to pay a fee of $100.00 per license per
                    month in exchange for Sellers' management services in connection with Buyers' use of Sellers' licenses, beginning 90 days after the Closing Date, and continuing for each month or portion of a month that the Buyers use any of Sellers' licenses; and

               (iii) to reimburse Sellers promptly for any
                    out-of-pocket expenses (including
                    outside counsel fees) incurred in
                    connection with this Section.

     1.5 Restaurant Inventories and Change Funds. At the close of business on the day immediately prior to the applicable
Closing Date, Sellers' representatives (who may, at Buyers' election, be accompanied by Buyer's representatives) will take inventory, utilizing an Inventory Form in the form of Exhibit "B", of the food ingredients, supplies, paper products, and other consumables in each Restaurant and count each Restaurant's change fund. The Buyers may, at their option, send their representatives to the Restaurants to accompany Sellers' representatives during these inventory/cash counts, and may then verify the accuracy of those inventory/cash counts. Unless Buyers' representatives accompany Sellers' representatives during these inventory/cash counts and point out any discrepancies during the inventory/cash counts, the inventory/cash counts prepared by Sellers' representatives will be final. The Buyers will reimburse Sellers for Sellers' actual costs of the useable inventories and change funds, net of any offsets, as provided in Section 7.1.

     1.6 Purchase Price and Other Payments. As consideration for this Agreement, Buyers will pay Sellers and PHI the following amounts at the times noted:

     (a) The consideration to be received by the Sellers and PHI hereunder shall be the sum $56,500,000. The foregoing consideration shall be allocated among the two Closings (to the extent applicable) and among the Assets, the initial franchise fee and a buydown of the percentage of net sales payable under the Franchise Agreement, as defined herein, as set forth in Schedule 1.6 attached hereto.

     (b) Reimbursement for useable inventory and change funds and for prepaid rental expense to third parties pursuant to the Leased Real Property and other prepaid expenses; and reimbursement for any other items payment for which is due to Sellers under this Agreement.

     (c) One-half of the transfer, documentary, recording or other fees as contemplated by Section 7.6 hereof.

     The purchase price and any other amounts due at Closing will be paid by wire transfer, in immediately available funds, to an account or accounts designated by Sellers and PHI.

     1.7  Closing Documents. At the Closing of the sale, Sellers,
PHI, the Buyers will exchange the following fully executed documents:

     (a)  the Franchise Agreement (including the Amendment to
Franchise Agreement);

     (b)  Assignment and assumption agreement for the Real
Property Leases, in the form of Exhibit "C", accompanied by any required consents and estoppel certificates (or indemnities) as contemplated by Section 1.3(b);

     (c) a Bill of Sale for the Assets, in the form attached as Exhibit "D";

     (d) Assignment and assumption agreements for the Equipment Leases and contracts being assumed in the form of Exhibit "E" hereto;

     (e)  the Leases for each of the Owned Real Properties;
and

     (f) any other documents reasonably requested by any party.

     1.8 Non-Assumption. At the Closing, the Buyers shall assume the liabilities of PHI and the Sellers that relate to the operation of the Restaurants from and after the Closing Date
(the "Assumed Liabilities"); provided, however, the Buyers shall not be obligated to assume and perform the obligations arising under the "Excluded Liabilities" after the expiration of 90-day period following the applicable Closing Date. As used herein, the "Excluded Liabilities" shall mean any equipment leases or contracts which cannot be terminated within 90 days from the date of the applicable Closing Date and which Buyers identify in writing to the Sellers within 60 days after the applicable Closing Date. Except as specifically contemplated by this Agreement, the Buyers are not assuming any liabilities or obligations that arise from the operation of the Restaurants on or before the Closing
Date, and the Sellers agree to timely perform all obligations relating to the Restaurants that arise out of operations of the Restaurants for the period prior to the Closing Date.

     2.   REPRESENTATIONS AND WARRANTIES OF THE SELLERS.
The Sellers warrant to the Buyers that, as of the date of this Agreement and as of the Closing:

     2.1 Title to Assets. The relevant Seller has good and marketable title to all of the Assets, free and clear of any liens and encumbrances, except for liens for current taxes not yet due and payable and liens securing the Equipment Leases (other than the Excluded Liabilities). This warranty does not constitute a warranty by Sellers of the title of the owners of the Leased Real Estate and the Leased Equipment.

     2.2 Adequacy of Assets. The Assets and the Leased Equipment constitute all of the items of personal property necessary to operate the Restaurants as PIZZA HUT restaurants, except for the SUS/FMS Software and the Norand Software as contemplated in Subsections 1.2(b) and (c) above. These representations do not constitute a warranty of the condition of the Assets, which are sold "AS IS", with all faults.

     2.3 Leases. Each of the Real Property Leases and each of the Equipment Leases is in full force and effect, and no Seller has been given notice of default under any of them. Subject to obtaining required consents, the relevant Seller has the right to assign each such material Equipment Lease and Real
Property Lease to the relevant Buyer, providing the relevant
Buyers with the right to occupy the premises or to use the Leased Equipment on the same terms and conditions as such Sellers had prior to any assignment. This warranty does not constitute a warranty as to the adequacy of the lessor's title to any of these items.

     2.4 Corporate Power and Authority. Each Seller is duly organized and in good standing under the laws of its state of incorporation or organization and has full power and authority to execute, deliver and perform its obligations under this Agreement.

     2.5 Insurance. The Sellers carry adequate insurance (both in form and amount) with respect to their properties, assets and business. That insurance is in effect and will be kept in effect through the Closing.

     2.6 Taxes. The Sellers have filed all requisite federal, state and local tax returns relating to the ownership and operation of the Restaurants and paid all taxes required thereby, to the extent they have become due and payable, other than those presently payable without penalty or interest, and except any that are being contested in good faith by appropriate proceedings. The Sellers will indemnify Buyers for any damages suffered by the Buyers as a result of the Sellers' failure to pay any such taxes to the extent such taxes related to the ownership or operation of the Restaurants prior to the applicable Closing.

     2.7 Environmental Matters. To the best of the Sellers' knowledge, without independent investigation:

     (a) The Restaurants contain no asbestos in friable form;

     (b) No underground petroleum or chemical storage tanks or underground storage facilities are located under or adjacent to the Restaurants.

     (c) No contaminant, industrial waste, pollutant*, toxic or hazardous waste, or any similar substance of any kind or character has been stored, processed, or disposed of in or around the Restaurants by the Sellers in conducting their business, or discharged at any time by the Sellers directly or indirectly into the environment in violation of any law or governmental regulation applicable to the Sellers, or into any sanitary sewer connection or treatment system except in conformity with requirements of all applicable laws, regulations and valid permits as the result of any activities of the Sellers, nor has any such act or occurrence taken place under the ownership of a prior owner which has not been cured.

*The term "pollutant" means any substance subject to control under the Federal Water Pollution Act, 33 U.S.C. ss1251, et seq., or the Clean Air Act, 42 U.S.C. ss7401, et seq., or regulations promulgated thereunder. The term "toxic or hazardous waste" means any chemical, substance, or material that is classified by the Environmental Protection Agency as a hazardous substance under the Comprehensive Environmental Response, Compensation' and Liability Act of 1980, 42 U.S.C. ss9601, et seq., or regulations promulgated thereunder, or under the Resource Conservation and Recovery Act of 1976, 42 U.S.C. ss6901, et seq., or regulations promulgated thereunder or which is a petroleum product, or which is classified by any applicable state or local regulation or statute as a hazardous waste.


     (d) With respect to the Restaurants, the Sellers have not at any time been the subject of any governmental investigation or proceeding pertaining to the use, storage, processing, transportation or disposition of toxic or hazardous waste or any other subject or material that has been determined to be hazardous to human health under applicable law or government regulation, nor have they been the subject of any governmental investigation or proceeding pertaining to violation of any waste water or sewage disposal statutes or regulations applicable to the business and operations of the Sellers.

     2.8 ADA Compliance. Each of the facilities of the Restaurants meet or exceed that standard which is the average
PHI owned Pizza Hut restaurant level of compliance with the provisions of the Americans With Disabilities Act.

     2.9 Brokerage and Finder's Fees. None of the Sellers nor any stockholder, director, officer, partner, or employee of any Seller has incurred or will incur on behalf of the Sellers, any brokerage, finder's or similar fee in connection with the transfers contemplated by this Agreement.

     2.10 Absence of Certain Changes. To the knowledge of each Seller, each of the unaudited profit and loss summaries (the "Profit and Loss Summaries") that relate to the Restaurants for the 52-week period ended December 25, 1996 previously delivered to the Buyers are true and correct in all material respects. Since December 25, 1996, none of the Restaurants have suffered any material adverse change in its financial condition or results of operations other than changes in the ordinary course of business that, individually or in the aggregate, have not had a material adverse effect on such Restaurants. The Sellers agree to inform the Buyers of any material adverse changes to the financial condition or results of operations of the Restaurants prior to the Closing.

     3.   REPRESENTATIONS AND WARRANTIES OF THE BUYERS. The
Buyers, jointly and severally, hereby represent and warrant to the Sellers that, as of the date of this Agreement and as of the Closing:

     3.1  Organization, Standing and Power of the Buyers.
Each of the Buyers is duly organized and in good standing under the laws of the state in which it is incorporated or organized and in which it is doing business, and has full power to enter into this Agreement.

     3.2 Obligations Under Franchise Agreement. NPC is now current in payment, and at Closing will be current in payment, due and payable under all other franchise agreements that NPC has with PHI, and on all indebtedness to and accounts with PHI, PFS, I.P.H.F.H.A., Inc., and all local Pizza Hut advertising cooperatives. NPC (and each of its affiliates) is, to the best of its knowledge, in good standing (as such term is defined in the existing franchise agreements) in the existing franchise agreements it has with PHI.

     3.3 Brokerage and Finder's Fees. Neither of the Buyers nor any stockholder, director, officer, partner, or employee of any Buyer has incurred or will incur on behalf of the Buyers, any brokerage, finder's or similar fee in connection with the transfers contemplated by this Agreement.

     4.   COVENANTS.

     4.1 Operation Until Closing. Since January 23, 1997, the Sellers have operated, and through the Closing Date the Sellers will operate, the Restaurants in the ordinary course of business. Each Seller will maintain all of the Assets with respect to the Restaurants operated by such Seller in substantially the same condition (ordinary wear and tear excepted) as it was in on January 23, 1997, except (I) Assets disposed of in the ordinary course of business consistent with the past operations of such Restaurant; provided, however, any such Assets must be replaced by similar Assets of equal or greater value in like or better condition than those Assets transferred or removed or (ii) Assets transferred among Restaurants that are subject to this Agreement. The damage or destruction of any Restaurant operated by any Seller before the Closing will not affect the Buyers' obligation to close the transactions contemplated by this Agreement. Subject to the requirements of any applicable Real Property Lease, such Seller shall proceed to repair the damage or, if such repair is not reasonably practicable in the reasonable opinion of such Seller, then such Seller shall credit to the Buyers at the Closing an amount equal to the sum of the reasonable cost (as agreed by the Buyers and the Sellers) of repairing or restoring the damaged or destroyed restaurant to substantially the same condition as immediately before the damage or destruction.

     4.2 Access to Restaurants. The Buyers may inspect each Restaurant (under the conditions set forth below) to assess the condition of the business and the Assets being conveyed pursuant to this Agreement. As to each inspection, the Buyers must schedule the inspection with PHI, the Buyers must be accompanied by an agent or employee of PHI and the Buyers must conduct the inspection in a manner that minimizes disruption to the Restaurant's operations.

     4.3 Hart-Scott-Rodino Act. The Buyers and the Sellers shall, in cooperation with each other, file (or cause to be filed) with each of the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") any reports or notifications that may be required to be filed by them under the Hart-Scott Rodino Antitrust Improvements Act of 1976 (the "HSR Act") in connection with the transactions contemplated by this Agreement. The Buyers and the Sellers shall promptly comply with all requests for further documents and information made by the DOJ or the FTC, shall use their best efforts to obtain early termination of all waiting periods under the HSR Act, and shall furnish to the others all such information in its possession as may be necessary for the completion of the reports or notifications to be filed by the others. All fees due from any party to the FTC or the DOJ under the HSR Act in connection with the filing of any of those reports or notifications shall be borne by the party making such filing.

     4.4  1996 Franchise Agreement  and Amendment to Certain
Existing Franchise Agreements.

     (a) Subject to the terms and conditions of this Agreement, PHI will grant to Management the franchise rights and obligations contained in the form of 1996 Pizza Hut Location Franchise Agreement as amended in the Amendment to Franchise Agreement, each in the form attached hereto as Exhibits "F" and "G", respectively (such Franchise Agreement, as amended by the Amendment to Franchise Agreement is referred to as the "Franchise Agreement"). A copy of the form of the Franchise Agreement has been provided to Management with PHI's Uniform Franchise Offering Circular.

     (b) Subject to the terms and conditions of this Agreement, at the Closing, PHI and Management will execute amendments to the existing Pizza Hut Franchise Agreement issued to NPC in connection with NPC's acquisition of 23
 Pizza Hut restaurants as of April 18, 1995 to provide for the automatic renewal of the term of such agreement for an additional 15 years under the then current terms and fees.

     4.5 Maintenance on Computer Hardware. The Sellers agree to pay the maintenance fees on the computer hardware owned by the Sellers and included in the Assets for one year following the applicable Closing. The Buyers acknowledge that such maintenance will be performed by a third party.

     4.6 Post-Closing Audit. PHI will produce audited financial statements, in accordance with the requirements of Rule 3-05 of Regulation S-X promulgated under the Securities Act of 1933, as amended, reasonably in advance of the date required for Buyers' filing of a report on Form 8-K under the Securities Exchange Act of 1934, as amended. The audit fees associated with preparation of these audited financial statements will be borne by Buyers.

     5.   Sellers' Employees. Sellers' policy on
refranchising (a copy of which is attached as Schedule 5) obligates Sellers to offer transfer opportunities to all its employees who will be affected by sale of the Restaurants. Unless otherwise agreed before Closing, with respect to any of Sellers' restaurant-level employees (i.e., all employees at the level of "Restaurant General Manager" or below) who do not elect to transfer, Sellers will terminate the employment of those employees at the close of business on the day immediately prior to the Closing Date. The terminated employees may become employees of Buyers as of the Closing Date. All claims of the employees arising out of their employment with Sellers before the Closing Date will be the sole liability of Sellers, and Sellers will indemnify Buyers from all claims of that nature. Sellers will directly pay all terminated employees, including any of the employees hired by Buyers (the "Hired Employees") for earned and unused vacation, in accordance with Sellers' normal policies (which do not call for Sellers to pay for accrued but unearned vacation).

As between Sellers and Buyers, Buyers assume all claims of the Hired Employees relating to employment by Buyers arising after the Closing Date, and Buyers will indemnify Sellers from all such claims by them. For the purpose of determining benefits for Hired Employees, Buyers agree to honor the Hired Employees' length of service and anniversary dates with Sellers. Sellers will furnish Buyers a list of the Hired Employees stating length of service and anniversary dates. Buyers understand that the active participation of the Hired Employees in all benefit plans maintained by Sellers will end on the Closing Date. Sellers will continue any employee benefit payment obligations for Hired Employees who are on leave of absence or disabled on the Closing Date.

If any of Sellers' employees elect to transfer to other operations of Sellers ("Electing Employees"), in accordance with Sellers' policy on refranchising, the Sellers will (upon request by Buyers) use their reasonable best efforts to provide to Buyers the services of some or all of the Electing Employees (as chosen by Buyers) for a minimum of 90 days after the Closing. Buyers will reimburse Sellers for all payroll and benefit costs associated with any such loaned Electing Employees.

     6.   Conditions to Closing.

     (a) The obligations of the Sellers, on the one hand, and the Buyers, on the other hand, to consummate the transactions contemplated by this Agreement are subject tothe fulfillment, at or prior to the Closing, of each of the following conditions:

          (i) there shall not be in effect any preliminary or permanent injunction or other order issued by any Federal or state court of competent jurisdiction in the United States or by any United States Federal or state governmental or regulatory body nor any statute, rule, regulation or executive order promulgated or enacted by any United States Federal or state governmental authority which restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement or any other agreement or document contemplated hereby; and

          (ii) any filings required to be made under the HSR Act shall have been made, and all applicable waiting periods thereunder with respect to the transactions contemplated by this Agreement shall have expired or been terminated.

     (b) Each Seller's obligations to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or prior to the Closing, of each of the following conditions (any of which may be waived in writing by such Seller):

          (i) each of the representations of each Buyer under this Agreement and each of the other agreements and documents contemplated hereby shall be true and correct in all material respects at and as of the time of the Closing with the same effect as though such representations had been made again at and as of that time, except to the extent that any such representations expressly relate to an earlier date in which case any such representations shall be true and correct in all material respects at and as of such earlier date;

          (ii) each Buyer shall have performed and complied with each obligation, covenant and condition required by this Agreement and the other documents contemplated hereby to be performed or complied with by it prior to or at the Closing, with such exceptions as could not reasonably be expected to result in a material adverse effect on the ability of the Buyers to perform their obligations under this Agreement or any other agreement or document contemplated hereby;

          (iii)     The Capital Expenditures Committee of
               PepsiCo, Inc. will have approved the
               transactions contemplated by this Agreement;

          (iv) The Sellers will have received a copy of an action by Buyers' Board of Directors approving the purchase of the Assets under this Agreement certified by an authorized officer of the applicable Buyer; and

          (v) The Buyers will deliver to Sellers a statement, signed by the Buyers' Chief Financial Officer, certifying that at least 20% of the combined total of the payments being made to Sellers and PHI at Closing will be represented by "at risk capital" as defined by applicable accounting rules.

     (c) Each Buyer's obligations to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or prior to the Closing, of each of the following conditions (any of which may be waived in writing by such Buyer):

               (i) each of the representations of each Seller under this Agreement and each of the other agreements and documents contemplated hereby shall be true and correct in all material respects at and as of the time of the Closing with the same effect as though such representations had been made again at and as of that time, except to the extent that any such representations expressly relate to an earlier date in which case any such representations shall be true and correct in all material respects at and as of such earlier date;

               (ii) each Seller shall have performed and complied
                    with each obligation, covenant and condition required by this Agreement and the other documents contemplated hereby to be performed or complied with by it prior to or at the Closing, with such exceptions as could not reasonably be expected to result in a material adverse effect on the ability of the Sellers to perform their obligations under this Agreement or any other agreement or document contemplated hereby;

               (iii) Buyers will have received a copy of a
                    resolution of Sellers' Board of Directors approving the sale of the Assets certified by an authorized officer of the applicable Seller;

               (iv) Buyers shall have obtained financing for the
                    acquisition of the Restaurants on terms
                    acceptable to the Buyers; and

               (v) Buyers shall have completed the inspection of the Assets and facilities of the Restaurants.

     6.1 Conditions to Closing on the Lake Charles Stores. Buyers and Sellers are aware of a lawsuit on file in the United States District Court, Western District of Louisiana, Lake Charles Division, styled Malcolm Jones, et al., Plaintiffs vs. Pizza Hut of America, Inc., Defendant, Civil Action No. 97-C200 (the "Jones Case"). The Jones Case involves a claim that the Sellers' operating affiliate in Lake Charles, Louisiana, has engaged in unlawful discrimination in the way in which it has defined its delivery areas in the North Lake Charles area. Sellers deny the claim and intend to vigorously defend the Jones Case. Seven of the Restaurants are located in the Lake Charles, Louisiana, DMA (the "Lake Charles Stores"). The
Buyers' obligation to close on the Lake Charles Stores is conditioned upon a final resolution of the Jones Case acceptable to Buyers. Sellers agree to obtain Buyers' prior approval for any settlement of the Jones Case that involves any commitment regarding redefinition of the delivery areas for the Lake Charles Stores. If the Jones Case is not finally resolved prior to the second Closing
(as described in Section 7), Buyers' obligation to close on the Lake Charles Stores will be deferred and the purchase price will be reduced by $2.5 million. In that event, Buyers will have the option to assume operation of the Lake Charles Stores on the date of the second Closing pursuant to a management agreement between Buyers and Sellers on mutually agreeable terms. Thereafter, upon a final resolution of the Jones Case acceptable to Buyers, Buyers may acquire the Lake Charles Stores (paying the $2.5 million to Sellers at such time), and the management agreement will terminate.

     7. Closing. Unless otherwise agreed, the consummation of the transactions contemplated by this Agreement will occur at the "Closing", which will be held at the offices of Sellers, at 10:00 a.m. (local time) on or before, at Sellers' discretion, March 27, 1997. In addition, the parties may mutually agree that the Closing be completed in two stages, with the Restaurants listed on the subheadings "Tulsa DMA," "Topeka DMA," "Ft. Smith DMA" and "Jackson DMA" on Schedule 1.1 being sold by the Sellers and purchased by the Buyers on March 6, 1997 (or such other date as the parties may agree) and with the purchase and sale of the remaining restaurants on Schedule 1.1 occurring on March 27, 1997 (or such other date as the parties hereto may agree). (As used herein, "Closing" shall mean each and any of the Closing or Closings of the purchase or sale of all or a portion of the Restaurants, and the date any Closing or Closings actually occur is referred to in this Agreement as the "Closing Date"). At the Closing, the Sellers shall deliver to the Buyers such bills of sale, instruments of assignment, transfer and conveyance and the other documents contemplated by this Agreement. Against such delivery, the Buyers shall deliver to the Sellers the purchase price to be paid at the Closing in accordance with Section
1.6 above and the other documents contemplated by this Agreement. All actions taken at the Closing shall be deemed to have been taken simultaneously at the time the last of any such actions is taken or completed. Upon the completion of the Closing, title to the Assets and the assumption of the Assumed Liabilities will be deemed to be effective as of 12:01 am on the Closing Date. Sellers will cooperate with Buyers to see that the transfer of the Assets proceeds smoothly.

     7.1 Post-Closing Adjustments. From time to time after the Closing Date, Buyer or Sellers may prepare and submit to the other party one or more post-closing statements concerning any obligations that become due under this Agreement that were not paid at Closing, offsetting any amounts owed by the other party. The net amount owed will be paid within 30 days after receipt of the post-closing statement. Any amount not paid within 30 days after receipt of a post-closing statement will bear interest at the rate of 18% per annum, or the maximum legal rate. Without limiting the generality of this provision, the following is a non exclusive list of some of the types of items that may be reimbursed through use of post-closing statements: rent; equipment lease payments; utilities; inventories and change funds; sales taxes and any applicable interest and penalties; and real or personal property taxes. In addition, the post-closing adjustments shall include an obligation of the Sellers to pay $100,000 to the Buyers to reimburse them for the expected costs of relocating Restaurant #717103, 2134 Southwest Chelsea Drive, Topeka, Kansas which has a lease expiring in July 1997 to a like site in the same Development Area (as defined in the Franchise
Agreement).

     7.2 Post-Closing Indemnification. Buyers (jointly and severally) will indemnify Sellers, their affiliates, subsidiaries, employees, officers, directors, and agents, on an after-tax basis, against any loss, cost, damage, or other expense (including attorney's fees) (collectively, "Losses") that arise from operation of the Restaurants or related properties after Closing. Sellers (jointly and severally) will indemnify Buyers, their affiliates, subsidiaries, employees, officers, directors, and agents, on an after-tax basis, against any Losses that arise from operation of the Restaurants or related properties on or before the Closing.

     7.3 Additional Documents. Following the Closing, each of the parties covenants to provide such additional documents or instruments as the other party may reasonably request for the purpose of carrying out this Agreement. Sellers will use their best efforts to have their present officers, directors, and employees cooperate after the Closing in furnishing information, evidence, testimony and other assistance concerning matters that occurred prior to the Closing.

     7.4  Buyer's Acknowledgment. Buyer acknowledges that:

     (a) Except as set forth in Section 7.4 (b), below, Sellers (and their agents and employees) have made no statements or warranties to Buyers as an inducement for Buyers' decision to purchase, except as contained in this Agreement or in the PHI Franchise Offering Circular for Prospective Franchisees, and Buyers' decision to purchase was made independently by them with the aid of professional counselors, including legal, accounting, and financial advisors.

     (b) Sellers have made available to Buyers, before Buyers' execution of this Agreement, the Profit and Loss Summaries. Buyers' decision to purchase the Assets for the consideration set forth in this Agreement was made independently, based on inspection of the Profit and Loss Summaries by Buyers or their agents or representatives (and on other information available to the Buyers because of Buyers' experience in the Pizza Hut System), without reliance on the book ledgers or on any oral statements of any kind or character by Sellers or their representatives.

     7.5 Information Statement. Buyers and Sellers will timely file any information statement required by regulations issued pursuant to Section 1060(b) of the Internal Revenue Code of 1986, as amended.

     7.6 Transfer Fees and Expenses. Buyers and Sellers will share equally all sales taxes due and payable, and any penalties and interest associated therewith as a result of the sale of the Assets. At Buyers' discretion, Buyers may record any assignments and subleases. Buyers (on the one hand) and Sellers (on the other hand) will share equally all transfer, documentary, recording or other fees and/or taxes attributable to such transfers and recording. Buyers may collect Sellers' half of those fees, and Sellers may collect from Buyers half of any sales taxes and penalties and interest associated therewith, through post-closing statements generated in accordance with Section 7.1.

     8.Miscellaneous.

     8.1 Notices. Notices may be given to each party at the respective addresses set forth on the first page of this Agreement.

     8.2 Termination of Agreement. This Agreement will terminate and be of no further force and effect if the transfer has not been consummated by the close of business on April 30, 1997.

     8.3 Modification and Waiver. No modification or waiver of any of the provisions of this Agreement, and no consent by any of the parties to any departure from the provisions of this Agreement by the other party, will be effective unless the modification or waiver is in writing and signed by the party or parties to be bound. Each modification or waiver will be effective only for the period, on the conditions, and for the specific instances and purposes specified in the writing. No notice to or demand on any of the parties in any case will entitle it, them, or any of them to any other or further notice or demand in similar or other circumstances.

     8.4 Assignment: Binding Effect. This Agreement is intended to inure to the benefit of, and is binding upon, the parties and all of their respective successors and permitted assigns. This Agreement is not, however, assignable or transferable, in whole or in part, by any of the parties except upon the express prior written consent of all of the other parties, and nothing contained in this Agreement is intended to confer upon any person, other than the parties and their respective heirs, successors, and permitted assigns, any rights, remedies, or obligations under, or by reason of, this Agreement. Any request by the Buyers for Sellers' consent to the assignment of this Agreement will be subject to the conditions on assignment contained in the Franchise Agreement.

     8.5 Severability. If any provision or provisions of this Agreement or of any of the documents or instruments delivered pursuant hereto, or any portion of any provision hereof or thereof, is invalid or unenforceable pursuant to a final determination of any court of competent jurisdiction or a result of future legislative action, that determination or action will be construed (whenever possible) so as not to affect the validity or enforceability hereof or thereof and will not affect the validity or effect of any other portion hereof or thereof which shall remain in full force and effect.

     8.6 Entire Agreement. This Agreement (including Exhibits "A" through "G" and the Schedules, which are incorporated into this Agreement by reference) contains the entire understanding of the parties with respect to the transactions contemplated by this Agreement and may be amended, modified, supplemented, or altered only by a writing duly executed by all of the parties. Any prior agreements or understandings relating to the same subject matter, whether oral or written, are entirely superseded by this Agreement.

     8.7 Confidential Information. This Agreement, the terms of the transactions contemplated by this Agreement, and any other information heretofore or hereafter disclosed or obtained in connection with this Agreement concerning the business, operations, affairs, or financial condition of any party hereto (collectively, the "confidential information"), will be kept confidential, except as otherwise required by law or legal process and except to the extent (i) the confidential information is or has been disclosed to any lender, to PepsiCo, Inc. or to the respective attorneys, accountants, and financial advisors of any party hereto, (ii) the confidential information is or hereafter becomes lawfully obtainable from other sources, or (iii) this duty of confidentiality is waived in writing by the party to whom the confidential information relates. These obligations of confidentiality will permanently survive termination or abandonment of this Agreement.

     8.8 Governing Law. This Agreement, and all instruments delivered in connection with this Agreement, unless otherwise expressly provided in those other instruments, shall in all respects be construed in accordance with and governed by the substantive laws of the State of Kansas without regard to principles of conflicts of laws.

     8.9 Bulk Sales Waiver. The Sellers and the Buyers each waive compliance by the other with any bulk sales or similar laws that may be applicable to the transactions contemplated by this Agreement.

     8.10 Expenses. Except as otherwise expressly provided in this Agreement, each of the parties will bear its own expenses incident to this Agreement and the transactions contemplated by this Agreement, including without limitation all fees and disbursements of counsel and accountants retained by the party, whether or not the transactions contemplated by this Agreement are consummated.

     8.11 Construction. The captions of the various articles and sections of this Agreement have been inserted for the purpose of convenience of reference only. The captions are not a part of this Agreement and will not be deemed in any manner to modify, explain, enlarge or restrict any of the provisions of this Agreement.


The word "include", in all its tenses and variations, is always used in a non-exclusive sense, as if followed by the phrase "without limitation".

The auxiliary verb "will" is mandatory. The auxiliary verb "may" is permissive (and, by extension, is prohibitive when used negatively, as a denial of permission).

     8.12 Time is of the Essence. Time is of the essence in the performance of this Agreement.

[Signature page to follow]
    IN WITNESS WHEREOF, the parties have hereunto set their hands and seals on the date and year first above written.

                              PIZZA HUT OF AMERICA, INC.
                              By:
                                 Robert C. Kreidler Attorney-in Fact

                              PIZZA HUTS OF BRAZOS VALLEY, INC.


                              By:
                                   Robert C. Kreidler Attorney-in-Fact

                              PIZZA MANAGEMENT, INC.


                              By:
                                   Robert C. Kreidler Attorney-in-Fact

                              A&M FOOD SERVICES, INC.


                              By:
                                   Robert C. Kreidler Attorney-in-Fact

                              PIZZA HUT OF SAN DIEGO, INC.


                              By:
                                   Robert C. Kreidler Attorney-in-Fact

                              HOOSIER PIZZA HUT CO.


                              By:
                                   Robert C. Kreidler Attorney-in-Fact

                              NORTH GATE PIZZA HUT, INC.


                              By:
                                   Robert C. Kreidler Attorney-in-Fact

                              PIZZA HUT, INC.


                              By:
                                   Robert C. Kreidler Vice President

                              NPC INTERNATIONAL, INC.


                              By:
                                   David G. Short
                                   Vice President

                              NPC RESTAURANTS LP
                              By:  NPC International, Inc.
                                   (general partner)

                                   By: ________________________
                                        __ David G. Short
                                        Vice President
                              NPC MANAGEMENT, INC.


                              By:
                                   David G. Short Vice
                                   President

INDEX TO EXHIBITS AND SCHEDULES


EXHIBITS

Exhibit "A"         Lease
Exhibit "B"         Inventory Form
Exhibit "C"         Assignment and Assumption Agreement
                     (Real Property Leases)
Exhibit "D"         Bill of Sale
Exhibit "E"         Assignment and Assumption Agreement
                   (Equipment Leases and Contracts)
Exhibit "F"         Franchise Agreement
Exhibit "G"         Amendment to Franchise Agreement



SCHEDULES

Schedule 1.1        List of Restaurants
Schedule 1.2        Leased Equipment
Schedule 1.3(a)     Owned Real Property
Schedule 1.3(b)     Leased Real Estate
Schedule 1.3(b)(ii) Information for Estoppel Certificate
Schedule 1.6        Allocation of Consideration
Schedule 5               Policy on Refranchising